FOIA Confidential Treatment Request (17 CFR 200.83)
The entity requesting confidential treatment is
Herman Miller, Inc.855 East Main Avenue
Zeeland, Michigan 49464
Attn: Jeffrey M. Stutz
(616) 654-8538 (phone)

February 16, 2018
Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

RE: Herman Miller, Inc.
Form 10-K for the Year ended June 3, 2017
Filed August 1, 2017
File No. 1-15141

Dear Ms. Rocha:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") in your letter dated January 31, 2018 with respect to the above referenced filing. The comments from your letter are set forth in bold font below and are followed by our response.

Form 8-K filed December 20, 2017

1.
We note your reconciliation of Operating earnings (loss) to Adjusted EBITDA in Section B of Exhibit 99.2. Please explain to us your consideration of Question 103.02 of the Non-GAAP C&DI available at www.sec.gov.

Response

The primary purpose of the disclosure within Section B of Exhibit 99.2 - Supplemental Financial Data, is to provide details of Adjusted EBITDA by reportable segment. We consider Adjusted EBITDA to be a key performance metric at the reportable segment level and is the measure used by management, in addition to operating earnings, to assess segment performance. Given that the focus of the disclosure is on the results by reportable segment, we concluded that Operating earnings (loss) is a directly comparable measure to Adjusted EBITDA for each segment. However, we acknowledge the guidance within Question 103.02, indicating the Staff's view that net earnings is the most directly comparable GAAP measure. As a result, we will add to our disclosures in Section B of Exhibit 99.2 to include a three-month and year-to-date reconciliation of net earnings to Adjusted EBITDA at the consolidated level. We have shown an example below of Section B - Reconciliation of Operating Earnings to Adjusted EBITDA by Segment and Total that reflects this enhanced disclosure. The company will add this reconciliation to Exhibit 99.2 of its earnings releases beginning with the third quarter of fiscal 2018.

B. Reconciliation of Operating Earnings to EBITDA by Segment and Total

	Three Months Ended						Three Months Ended
	12/2/17						12/3/16
	North America	ELA	Specialty	Consumer	Corporate	Total	North America	ELA	Specialty	Consumer	Corporate	Total
Operating Earnings (Loss)	$45.1	$12.3	$2.1	$1.0	$(10.5)	$50.0	$38.9	$12.1	$5.2	$1.8	$(8.4)	$49.6
% Net Sales	13.6%	10.9%	2.8%	1.2%	n/a	8.3%	12.4%	11.2%	6.8%	2.3%	n/a	8.6%

Add: Restructuring expenses and other charges	0.5	—	—	—	1.2	1.7	0.7	0.2	0.1	—	—	1.0
Adjusted Operating Earnings (Loss)	$45.6	$12.3	$2.1	$1.0	$(9.3)	$51.7	$39.6	$12.3	$5.3	$1.8	$(8.4)	$50.6
% Net Sales	13.8%	10.9%	2.8%	1.2%	n/a	8.6%	12.6%	11.4%	6.9%	2.3%	n/a	8.8%

Other Income (Expense), net	—	—	—	—	0.7	0.7	—	—	—	—	(0.4)	(0.4)
Equity Income, net of tax	0.3	0.3	0.2	—	—	0.8	0.3	0.3	0.3	—	(0.1)	0.8
Add: Depreciation and Amortization	7.9	2.6	2.5	3.1	0.1	16.2	7.0	2.4	2.1	2.5	0.4	14.4
Adjusted EBITDA	$53.8	$15.2	$4.8	$4.1	$(8.5)	$69.4	$46.9	$15.0	$7.7	$4.3	$(8.5)	$65.4
% Net Sales	16.3%	13.5%	6.5%	4.7%	n/a	11.5%	14.9%	13.9%	10.1%	5.4%	n/a	11.3%

Confidential Treatment is Requested by Herman Miller, Inc.                        MLHR-2
Pursuant to 17 CFR 200.83

	Six Months Ended						Six Months Ended
	12/2/17						12/3/16
	North America	ELA	Specialty	Consumer	Corporate	Total	North America	ELA	Specialty	Consumer	Corporate	Total
Operating Earnings (Loss)	$93.8	$18.9	$3.7	$1.3	$(18.6)	$99.1	$89.8	$20.6	$10.9	$2.6	$(17.9)	$106.0
% Net Sales	14.2%	9.2%	2.5%	0.8%	n/a	8.4%	13.6%	10.1%	7.0%	1.7%	n/a	9.0%

Add: Restructuring and Impairment Expenses	1.9	—	—	—	1.9	3.8	0.7	0.2	0.1	—	—	1.0
Adjusted Operating Earnings (Loss)	$95.7	$18.9	$3.7	$1.3	$(16.7)	$102.9	$90.5	$20.8	$11.0	$2.6	$(17.9)	$107.0
% Net Sales	14.5%	9.2%	2.5%	0.8%	n/a	8.7%	13.7%	10.2%	7.1%	1.7%	n/a	9.1%

Other Income, net	—	—	—	—	1.8	1.8	—	—	—	—	0.2	0.2
Equity Income, net of tax	0.6	0.7	0.3	—	(0.1)	1.5	0.3	0.4	0.5	—	(0.1)	1.1
Add: Depreciation and Amortization	15.7	5.0	4.9	5.9	0.3	31.8	13.3	4.9	4.5	4.8	0.8	28.3
Adjusted EBITDA	$112.0	$24.6	$8.9	$7.2	$(14.7)	$138.0	$104.1	$26.1	$16.0	$7.4	$(17.0)	$136.6
% Net Sales	17.0%	11.9%	6.0%	4.2%	n/a	11.6%	15.7%	12.7%	10.3%	4.8%	n/a	11.6%

	Three Months Ended		Six Months Ended
	12/2/17	12/3/16	12/2/17	12/3/16
Net earnings	$33.5	$31.6	$66.5	$68.1
Add: Interest expense	3.7	$3.9	$7.4	$7.6
Add: Income tax expense	14.3	$14.5	$28.5	$31.6
Add: Depreciation and Amortization	16.2	$14.4	$31.8	$28.3
Add: Restructuring expenses and other charges	1.7	$1.0	$3.8	$1.0
Adjusted EBITDA	$69.4	$65.4	$138.0	$136.6

Form 10-K for the year ended June 3, 2017
Management’s Discussion and Analysis, page 16

2.	Please address the following items as it relates to your three-year cost savings initiative:

•
You state in your segment analysis on page 30 that the aggregate $5.4 million charge was recorded during fiscal 2017 within the North American Furniture Solutions segment. However, you state throughout the document, including your footnote 16 and in the remarks in the transcript of the fourth quarter of fiscal 2017 earnings call that the initiative is to impact all four segments. If this is so, please explain why the $5.4 million was apparently recorded only in the North American Furniture Solutions segment and why the charges in each of the first and second quarters of fiscal 2018 were also both made “primarily within the North American segment;”

•
We note your disclosure on page 30 the $1.0 million impact to the ELA Furniture Solutions segment during fiscal 2017. Similar to the bullet point above, please ensure your disclosure is consistent and further clarify whether this is part of the $5.4 million or is in addition to that amount; and

Response

We confirm that $5.4 million was the consolidated restructuring charges during fiscal 2017 and that the charges did, in fact, relate to multiple segments. The restructuring charges for the North America segment were $3.2 million in fiscal 2017, rather than the $5.4 million that was disclosed in error on page 30. We correctly disclosed the $5.4 million as consolidated restructuring charges within the Operating Expenses discussion on page 27 of the fiscal 2017 Form 10-K and explained that those charges related to all four segments in footnote 16 of the company's financial statements. Within the non-GAAP reconciliations on page 22 of Form 10-K, we correctly disclosed $10.3 million of North America restructuring and impairment charges, which included $7.1 million related to the Nemschoff tradename impairment and $3.2 million of North America restructuring charges. We consider this error to be immaterial as the North America restructuring was not significantly misstated on page 30, and the correct restructuring amount was included in the non-GAAP reconciliations on page 22 and in footnote 16 to the company's financial statements. The company's disclosure on page 30 of the allocation of restructuring expenses to the ELA Furniture Solutions segment is correct and consistent with the allocation included in the non-GAAP reconciliations on page 22.

•
You also state on page 74 that the restructuring actions were deemed to be complete at June 3, 2017 and final payments are expected to be made over the course of the next fiscal year. However, in each of the two subsequent quarters of fiscal

Confidential Treatment is Requested by Herman Miller, Inc.                        MLHR-3
Pursuant to 17 CFR 200.83

2018, additional restructuring expenses have been made related to these previously announced restructuring actions, as noted above. In each quarter, you have also stated these actions were deemed to be complete as of the end of each respective quarter. Please tell us and disclose whether you expect further restructuring actions/cost initiatives in the third and fourth quarters of fiscal 2018 and beyond and, if so, describe the nature of each action/initiative and the impact to your financial statements.

Response

The restructuring actions noted in your comment are a component of our cost savings initiatives and specific actions have been taken each quarter since the second quarter of fiscal 2017. These restructuring charges have related to targeted workforce reductions within the North America, ELA, Specialty and Consumer segments. We have considered each of these quarterly actions to be separate restructuring plans that were announced and completed within the quarter. The balance remaining in the restructuring accrual as of December 2, 2017 represented the remaining accruals yet to be paid out related to the targeted workforce reductions in the previously mentioned segments. Further, we do not expect additional expenses related to those specific actions. We currently do not anticipate any significant restructuring charges in the third quarter of fiscal 2018. However, we are considering taking certain restructuring actions as detailed in Exhibit A to this letter. We will disclose these restructuring actions in either the third quarter fiscal 2018 Form 10-Q as a subsequent event or fiscal 2018 Form 10-K, depending on timing of the events.

3.
Regarding the cost savings initiatives, please provide all of the disclosures required by SAB Topic 5:P.4 and ASC 420-10-50 specifically including the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity.

Response

As discussed in the second response to comment #2 above, restructuring actions are a component of our cost savings plans when deemed necessary to meet our stated goals. However, the three-year cost savings initiative that was announced in fiscal 2017 is not considered to be a three-year restructuring plan and relies upon more than restructuring actions to meet the stated annual savings of between $25 and $35 million. As noted above, we have considered each of the restructuring actions taken over the last few quarters to be separate restructuring plans. While we may undertake similar restructuring actions in the future to help achieve our cost savings goals, we currently do not have any estimates of these restructuring costs or the future cost savings from these actions beyond those mentioned in the second response to your second comment. We have considered the disclosure requirements of SAB Topic 5:P.4 and ASC 420-10-50 and have concluded that additional disclosures are currently not required.

Critical Accounting Policies and Estimates, page 35
Goodwill and Indefinite-lived Intangibles, page 35

4.
We note the organizational change effected in the first quarter of fiscal 2018 resulting in the Nemschoff business being moved from the North American Furniture Solutions segment to the Specialty segment. In light of your ongoing cost savings initiatives announced in fiscal 2017 and the $7.1 million impairment to the Nemschoff tradename in the fourth quarter of fiscal 2017, please quantify the carrying value of the remaining assets of Nemschoff, specifically addressing the amount of intangibles and goodwill related to this business unit.

Response

As a result of the organizational change during the first quarter of fiscal 2018 that resulted in the Nemschoff business being moved from the North American Furniture Solutions segment to the Specialty segment, we performed a quantitative goodwill impairment test immediately before and after the change. These quantitative tests showed that the fair value of the reporting units impacted by the organizational change exceeded their respective net book values. As part of the impairment test, we determined that the fair value of Nemschoff, which we concluded to be a separate reporting unit following the organizational change, was approximately $26 million dollars. This fair value exceeded the carrying amount of the reporting unit's net assets of $14 million. Included within the $14 million net asset carrying value of the Nemschoff reporting unit was approximately $3 million in goodwill, which was allocated to Nemschoff from the North American Furniture Solutions reporting unit based on relative fair values as required by ASC 360. The net assets of the Nemschoff reporting unit also included $7 million of amortizing intangibles as of the date of the organizational change. These amortizing intangibles were subject to a quantitative impairment test during the fourth quarter of fiscal 2017, the results of which indicated no impairment. Following the impairment of the Nemschoff trade name in fiscal 2017, the reporting unit carried no indefinite-lived intangible assets, other than goodwill. The fiscal 2018 organizational change did not significantly impact the fair value of the amortizing intangibles.

Confidential Treatment is Requested by Herman Miller, Inc.                        MLHR-4
Pursuant to 17 CFR 200.83

5.
We note your disclosure that some reporting units were tested under the quantitative impairment test and you determined that the fair value “exceeded” the carrying amount and therefore no impairment was recorded. To the extent any of these reporting units are at risk of failing step one of the impairment test pursuant to ASC 350, please disclose the following in regards to this reporting unit:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•
A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response

During the fourth quarter of fiscal 2017, we performed qualitative goodwill impairment tests over the North America, ELA and the Specialty reporting units (note that the Specialty reporting unit excludes the operations of Maharam for purposes of goodwill impairment testing). A qualitative assessment was determined appropriate based on the significant excess fair value over carrying value of these reporting units during the prior year assessment as well as a consideration of current business and industry performance and trends. We performed quantitative goodwill impairment tests over the Consumer and Maharam reporting units. The results of this quantitative testing indicated that the fair values of the Consumer and Maharam reporting units were in excess of their respective carrying amounts. We also performed a sensitivity analysis over the key valuation assumptions used in the quantitative goodwill impairment tests, including the discount rate and the projected financial information, noting low risk of impairment. As part of the analysis, we also considered the percentage by which the fair value of each reporting unit exceeded its carrying value, which was 15% for Consumer and 62% for Maharam. Due to the level that the reporting unit fair values exceeded the carrying amounts and the results of our sensitivity analysis, we did not deem any reporting units to be at risk of impairment and as such, did not provide the disclosures mentioned by the Staff in comment 5 within its 10-K disclosures for the period ended June 3, 2017.

Form 10-Q for the quarter ended December 2, 2017
Note 5. Goodwill and Indefinite-lived Intangibles, page 9

6.
You disclose that Specialty operating earnings decreased as a result of inventory reserves, unfavorable product mix and the negative impact at Nemschoff from a supplier quality issue and warranty costs. We further note your warranty expenses have increased during fiscal 2018. Please tell us and revise disclosure to further discuss each one of the factors you cited in your disclosure also quantifying the individual impact each factor.

Response

The second quarter of fiscal 2018 10-Q disclosure appears below, with the additional information that you requested presented in italics. In future filings, starting in the third quarter of fiscal 2018, we will provide disclosures describing the operating earnings of the Specialty segment in a level of detail that is similar to the presentation below.

•
The decrease in operating earnings as compared to the prior year was driven by increased inventory reserves of $0.2 million at Maharam, unfavorable product mix of approximately $0.7 million, higher warranty costs in the period of $0.5 million related to increased specific reserves and the continued negative impact on operating earnings at Nemschoff from a supplier quality issue that occurred during the first quarter which caused lower production levels and lower sales volumes during the quarter.

7.	In light of the continuing decrease in Specialty earnings, tell us whether or not you performed an impairment analysis of this reporting unit. If not, tell us why.

Response

Other than the goodwill impairment test that was performed for the Nemschoff reporting unit in the first quarter of fiscal 2018, we did not perform any other goodwill impairment tests of the reporting units included within the Specialty segment through the second quarter of fiscal 2018. Other than the Nemschoff reporting unit, the components of the Specialty segment (Geiger, Herman Miller Collection and Maharam) did not demonstrate indicators of impairment. Geiger and Herman Miller Collection both recorded operating earnings during the first six months of fiscal 2018 that were consistent with the business plan for that period. The Maharam reporting unit did report a decline in operating earnings of approximately $3 million compared to the prior year, but demonstrated no other indicators of impairment. Also, our overall outlook

Confidential Treatment is Requested by Herman Miller, Inc.                        MLHR-5
Pursuant to 17 CFR 200.83

for Maharam is generally consistent with the fiscal 2017 year-end. Based on this and the reporting unit's excess fair value above carrying value of 62%, we concluded that the likelihood of impairment would be remote. Of the year-over-year decline in operating earnings for the Specialty segment, the largest contributor was the Nemschoff reporting unit, for which we performed a goodwill impairment test during the first quarter of fiscal 2018, noting no impairment. At the time of this impairment test in the first quarter, we were aware of the negative factors impacting Nemschoff's fiscal 2018 results. Given these factors were contemplated at the time of the impairment test in the first quarter, we did not perform an additional goodwill impairment test for Nemschoff as of the second quarter of fiscal 2018 as there were no further indicators of impairment identified.

Acknowledgment

In connection with our response, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing sufficiently responds to your comments. If you have additional questions or comments, please feel free to contact me at 616-654-8538.

Very truly yours,

/s/ Jeffrey M. Stutz
Jeffrey M. Stutz
Chief Financial Officer
(Duly Authorized Signatory for Registrant)

Confidential Treatment is Requested by Herman Miller, Inc.                        MLHR-6
Pursuant to 17 CFR 200.83

EXHIBIT A

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[*] Information omitted pursuant to a request for confidential treatment filed with the Commission pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. Section 200.83).